**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**
**FORM C-AR**
**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)
☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

**Issuer Information**

***Name of issuer:***

SeaRasa Innovations Inc. d/b/a Rootles

***Legal status of issuer:***

***Form:*** Corporation

***Jurisdiction of Incorporation/Organization:*** Delaware

***Date of organization:*** February 18, 2021

***Physical address of issuer:*** 2500 Chestnut St, #2, San Francisco CA 94123

***Website of issuer:*** www.getrootless.com

***Is there a co-issuer?*** ☑yes / ☐no

***Name of co-issuer:***

SeaRasa CF SPV, LLC

***Legal status of co-issuer:***

***Form:*** Limited liability company

***Jurisdiction of Incorporation/Organization:*** Delaware

***Date of organization:*** January 17, 2024

***Physical address of co-issuer:*** 2500 Chestnut St, 2, San Francisco CA 94123

***Website of co-issuer:*** n/a

*Current number of employees:* 4

|  | **Most recent fiscal year-end (2024)** | **Prior fiscal year-end (2023)** |
|---|---|---|
| **Total Assets:** | $216,753 | $381,384 |
| **Cash & Cash Equivalents:** | $152,923 | $143,215 |
| **Accounts Receivable:** | $0 | $220 |
| **Short-term Debt:** | $28,279 | $0 |
| **Long-term Debt:** | $0 | $2,816,667 |
| **Revenues/Sales** | $278,058 | $324,097 |
| **Cost of Goods Sold:** | $273,611 | $231,843 |
| **Taxes Paid:** | $2,281 | $1,034 |
| **Net Income:** | ($873,232) | ($1,019,501) |

*The jurisdictions in which the issuer intends to offer the securities:*

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

Alberta, Canada, British Columbia, Canada, Manitoba, Canada, New Brunswick, Canada, Newfoundland, Canada, Nova Scotia, Canada, Ontario, Canada, Prince Edward Island, Canada, Quebec, Canada, Saskatchewan, Canada, Yukon, Canada, and Canada (Federal Level).

April 21, 2025

**FORM C-AR**

SeaRasa Innovations Inc. d/b/a Rootless
2500 Chestnut St, 2,
San Francisco CA 94123
https://www.getrootless.com

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by SeaRasa Innovations Inc. d/b/a Rootless, a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.getrootless.com no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by:

> (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended,
> (2) filing at least one annual report pursuant to Regulation CF and having fewer 3 than 300 holders of record,
> (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000,
> (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or
> (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 21, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

# Contents

## ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

## FORWARD-LOOKING STATEMENTS

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

# THE COMPANY AND ITS BUSINESS

*Company Overview*

Rootless was started in 2021 by Sachi Singh, who wanted to transform the global food system by getting more people to eat and grow sustainable seaweed.  After earning a Masters in Environmental Management from Yale University and over a decade of international work in think tanks, academia, and nonprofits on climate solutions, she quit her full-time job in philanthropy to start Rootless.  Early on in her seaweed discovery process, Sachi recognized that eating seaweed is not only good for people's health, but creating more consumer demand for sustainable seaweed - which is a regenerative, zero input crop - can help the planet's health as well.

Through her research, Sachi learned that cultures in which seaweed is consumed daily as a dietary staple, such as in Japanese, Okinawan and Korean diets, people tend to live longer, healthier lives.  As one of the most nutrient-dense and nutrient-diverse foods on the planet, seaweed is rich in vitamins, minerals, trace minerals, polyphenols and bioactives that are lacking in Western diets.  Seaweed is also the most natural, potent source of iodine, a mineral which our bodies require to produce thyroid hormones. Iodine, which most Americans are deficient in, can only be obtained through food and supplements. As American diets become increasingly plant based and lack other sources of iodine such as iodized salt, dairy, eggs, and seafood, the US population has become iodine deficient.

And for the first time in recent history, women of reproductive age in the US are iodine deficient, which can have severe health implications during times of hormonal changes like when pregnant, breastfeeding or transitioning into perimenopause and post-menopause.  Rootless is harnessing the power of seaweed and is on a mission to help millions of women reclaim their hormonal health with this time-tested superfood.  By making foundational nutrition, educational nourishment, and community connection more accessible, Rootless helps women feel valid, empowered, and seen - particularly as they enter perimenopause - and reclaim their bodies, health, and identities at all ages.  Simply put, we want women to feel good knowing that doing one thing for themselves each day is self, community, and planetary care.

*Products*

Rootless is making it easy to tap into seaweed's nutritional benefits with our hero product, the Daily Bite, a tasty, whole food supplement made with the optimal daily dose of seaweed, plus almonds, dates, quinoa, and seeds.  As seaweed can be an unfamiliar and unpleasant flavor, texture, or aroma for some, the Daily Bite was created to deliver seaweed conveniently in an innovative, bioavailable form without having to "taste the sea."  The Daily Bite is currently available in 5 delicious flavors and sold in home-compostable pouches that are designed to be sustainable and keep the product fresh:

- Double Strawberry
- Orange Pistachio
- Coconut Chai
- Cacao Crunch
- Cinnamon Crunch

Made with carefully-sourced, clean, whole-food ingredients, the Daily Bites are vegan, gluten-free, have no added sugar, and are less than 45 calories per serving. There are more than 40 essential nutrients and bioactives in each bite, and they are recommended to be taken daily to get 100% of your daily dose of iodine. The product development team at Rootless thoughtfully designed the Daily Bite to provide the optimal daily dose of iodine from seaweed by considering which species of seaweed is not too high in iodine based on FDA recommendations. We source our USDA-certified organic seaweed from the clean, unpolluted waters of North America. It is sustainably harvested and rigorously lab-tested for quality and nutrition. In addition to providing reliable livelihood to harvesters and coastal communities, these thriving seaweeds help heal the surrounding ocean by absorbing carbon from the water and air. In January of 2025, we launched the Rootless Proprietary Seaweed Blend which includes dulse, sea moss, bladderwrack, sugar kelp, and sea lettuce, all with unique benefits like heart, gut, hormone health, healthy weight or longevity.

*Market Analysis*

80% of women suffer from symptoms of hormonal imbalance during puberty, pre- and post-pregnancy, and menopause. Menopause has been the most neglected, yet everyone with female hormones will experience it. 75 million women are in peri/menopause in the US, with 6,000 more reaching menopause each day. Women spend at least $13 billion annually with nonmedical solutions dominating market share at $10 billion.

Rootless does not have any direct competitors that are leveraging seaweed-powered, whole foods solutions to alleviating menopause symptoms. The major players in this space are large pharmaceutical companies that are developing nutraceutical solutions to alleviate menopause symptoms, including Pfizer Inc, Novo Nordisk A/S, Allergan plc, etc.

Today, more women are seeking both hormonal and non-hormonal solutions for menopause symptom alleviation, including natural, herbal remedies, clean supplements and beauty products, mental health and mindfulness services, telemedicine, etc. Rootless has a competitive advantage in the use of an effective, novel ingredient (minimally-processed, sustainably sourced seaweed) presented in a new and innovative delivery mechanism and form factor. In February 2025, Rootless expanded our subscription ecosystem with the launch of the Rootless Hormone Health app, where women can track their symptoms and get personalized reports on their progress that they can discuss with a health coach or their doctor.

*Marketing and Sales Strategy*

Rootless started as a Direct-to-Consumer business with a subscription model, and are planning to expand into offline retail to continue growth. Through the Rootless' Shopify website, consumers can either purchase one-time or recurring monthly subscriptions. Using supplement pricing as a benchmark (~$1/day), one-time (or a month supply) purchases of Rootless Daily Bites are $49.50 to anywhere in the US, and subscribers save 10% ($39.60) and get free shipping. First-time purchases and subscriptions receive a free refillable countertop tin, which consumers love to place somewhere like their nightstand or on their desks as a reminder of the ritual to take their bites daily. All subsequent subscription shipments receive the compostable pouches and can refill their tin.

In 2022, Rootless launched three initial flavors of the Daily Bite (Coconut Chai, Double Strawberry, and Orange Pistachio) mostly distributed using word-of-mouth and organic marketing. In early 2023, Rootless launched two additional flavors of the Daily Bite (Cacao Crunch and Toasted Hazelnut) which were developed with consumer feedback through a program called Rootless Labs. Also around this time, Rootless scaled their marketing spend and distribution on Meta, Google, Brand Marketing, and Affiliate Marketing.

In mid-2023, Rootless launched their offline retail expansion with a focus on wellness hubs where there tends to be more ability to engage in consumer education. Rootless plans to scale this sales channel in 2025 and beyond. Toasted Hazelnut was discontinued towards the end of 2023, and Rootless launched a new flavor Cinnamon Crunch in January 2024.

*Team*

Sachi Singh is the CEO and Founder of Rootless. She started the company in 2021 and her responsibilities include running the day to day of the business, overseeing a full-time Chief of Staff, Senior Program Manager, as well as part-time contractors, and partners including media buying agency, manufacturing and fulfillment partner, legal counsel, and bookkeeper.

Gabby Pavelko is the Chief of Staff of Rootless and joined the team in March of 2023. The Chief of Staff position involves overseeing and implementing new strategic initiatives, managing communication with internal and external stakeholders, and leading cross-functional business strategies and processes. Reporting directly to the CEO, the role requires close collaboration in planning and executing initiatives, conducting cross-functional planning exercises, maintaining key performance indicators (KPIs) and dashboards, supporting financial planning, and addressing process and personnel gaps through the implementation of tools, approaches, and hiring. The Chief of Staff is expected to play a vital role in the day-to-day operations of the company. Prior to working with Rootless, Gabby has 16 years of experience in product and category innovation, go-to-market strategy, and team culture development across CPG (Earthbound Farm, Del Monte Foods) and cannabis industries. She also has her Doctorate in Acupuncture and Chinese Medicine, with a focus in women's health.

Grayce Millard is the Brand and Community Manager of Rootless and joined the team in July 2023 as an intern and was promoted to a full-time position in 2024. She manages the creative content process with our freelance designer and developer, runs the marketing and content strategy for our organic and paid social campaigns, and owns our integrated content calendar. Prior to working with Rootless, Grayce is an experienced designer and researcher skilled in UX, customer relations, brand strategy, and PR.

## DIRECTORS AND OFFICERS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Director

| Name | Sachi Singh |
|---|---|
| Date of Services | February 21, 2021-Present |
| Title | Director |
| Principal Occupation and Employment Responsibilities for the Last Three (3) Years | From February 21, 2021 to the date of this Form C-AR, Sachi Singh serves as the sole director of the Company, oversees the operations of the Company, and handles a variety of tasks including strategic planning, recruiting and policy decisions. |

Officer

| Name | Sachi Singh |
|---|---|
| Date of Services | February 21, 2021-Present |
| Title | CEO & Founder |
| Principal Occupation and Employment Responsibilities for the Last Three (3) Years | From February 21, 2021 to the date of this Form C-AR, Sachi Singh is actively involved in the operations of the Company, responsible for strategy, operations and marketing oversight, and other general CEO responsibilities. |

## CO-ISSUER

On March 8, 2024, the Company offered the sale of securities ("**Offering**") under Regulation Crowdfunding pursuant to Section 4(a)(6) of the Securities Act with the following co-issuer(s): SeaRasa CF SPV, LLC (the "**Co-Issuer**"), a Delaware limited liability company with an address at 971 Eddy Street, 605, San Francisco, CA 94109, United States.

There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

**RISK FACTORS**

The SEC requires the company to identify risks that are specific to its business and its financial condition. The Company is still subject to all of the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks related to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking.) Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the company as well as the following risk factors, in addition to the other information in the Company's Form C-AR. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

*Any valuation is difficult to assess*

The valuation for the Offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market, the Company's performance, and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. Rather, the price of the Securities was derived as a result of internal decisions based upon various factors including prevailing market conditions, the Company's future prospects and needs, research on other companies that have been acquired that is not scientific and is anecdotal only and the Company's capital structure. These prices do not necessarily accurately reflect the actual value of the Securities or the price that may be realized upon disposition of the Securities, or at which the Securities might trade in a marketplace, if one develops. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

*The transferability of the securities you are buying is limited*

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

### *Your investment could be illiquid for a long time*

You should be prepared to hold this investment for several years or longer. For the 12 months following the investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

### *The Company may undergo a future change that could affect your investment*

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on the management's review and determination that it is in the best interests of the Company.

### *Your information rights are limited with post-closing disclosures*

The Company is required to disclose certain information about the Company, its business plan, among other things, in this Form C-AR. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, Investors will only be entitled to that post-Offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

### *Management's discretion as to Use of Proceeds*

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds for the Offering. The use of proceeds described in the initial offering statement was an estimate based on our current business plan. We, however, may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category or another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*Supply Chain and Logistics Risks*

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products and services, leading to lost revenue or increased costs. Products and services that are not available when consumers need them can lead to lost sales and damage to the brand's reputation.

*Quality and Safety of our Product and Service*

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products and services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

*Minority Holder; Securities with No Voting Rights*

The Securities offered herein constitute LLC membership interests of the Co-Issuer, which equal up to the same number of Common Stock issued by the Company on a one-to-one basis. Therefore, the Securities do not have voting rights in the Company unless otherwise provided for by the Company. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is cash remaining after all of the creditors and after holders of preferred stock of our Company have been paid out.

*You are trusting that management will make the best decision for the company*

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the company to make good business decisions that grow your investment.

*Vulnerability to Economic Conditions*

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups.  Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services.  Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

***The loss of one or more of the Company's key personnel, or their failure to attract and retain other highly qualified personnel in the future, could harm the business.***

The Company's business depends on the ability to attract, retain, and develop highly skilled and qualified employees.  As it grows, they will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, operations, finance, legal, and human resources.  However, they may face competition for qualified candidates, and they cannot guarantee that they will be successful in recruiting or retaining suitable employees.  Additionally, if they make hiring mistakes or fail to develop and train their employees adequately, it could have a negative impact on the business, financial condition, or operating results.  They may also need to compete with other companies in their industry for highly skilled and qualified employees.  If they are unable to attract and retain the right talent, it may impact their ability to execute the business plan successfully, which could adversely affect the value of your investment.  Furthermore, the economic environment may affect their ability to hire qualified candidates, and they cannot predict whether they will be able to find the right employees when they need them.  This would likely adversely impact the value of your investment.

***The ability to sell the Company's product or service is dependent on outside government regulation, which can be subject to change at any time.***

The ability to sell the Company's products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, handling and sale of its products.  Changes in these regulations, or the enactment of new regulations, could impact the ability to sell its products or increase its compliance costs.  Furthermore, the regulatory landscape is subject to regular change, and they may face challenges in adapting to such changes, which could adversely affect their business, financial condition, or operating results.  In addition to government regulations, they may also be subject to other laws and regulations related to their products, including intellectual property laws, data privacy laws, and consumer protection laws.  Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties.  It is also possible that changes in public perceptions or cultural norms regarding their products may impact demand for their products, which could adversely affect the business and financial performance, which may adversely affect your investment.

***The Company relies on third parties to provide services essential to the success of its business.***

The business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers and distributors.  The ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on the business, financial condition, and operating results.  The Company may have limited control over the actions of these third-party vendors and service providers, and these vendors may be subject to their own operational, financial, and reputational risks.  The company may also be subject to contractual or legal limitations in their ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions.  Additionally, the company may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to their operations.  The loss of key or other critical vendors or service providers could materially and adversely affect the business, financial condition, and operating results, and as a result, your investment could be adversely impacted by the company's reliance on these third-party vendors and service providers.

### *Economic and market conditions*

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

### *Force majeure events*

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

### *Adverse publicity*

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

### *Constraints on the Menopause Market*

Despite the considerable growth potential in the market, various factors, including concerns about safety, limited awareness and societal stigma, regulatory obstacles, and insufficient research and development, may impede its expansion.  Menopause remains a sensitive and taboo topic in numerous countries, contributing to a lack of understanding about its impact on women's health, potentially reducing demand and complicating the promotion of menopause-related products and services.  Despite the increasing demand for efficient treatments, the limited research and development in the field pose a hindrance to the availability of effective solutions. These factors collectively contribute to the potential limitations on the market's growth.

*Seaweed supply chain risks*

Environmental risks in climate change like changes in ocean temperatures and acidity levels can impact seaweed growth and quality. Natural Disasters like storms, hurricanes, or other extreme weather events can damage seaweed farms or harvesting areas, and natural factors such as disease, pests, or suboptimal growth conditions can impact seaweed yields. Reliance on specific technologies for farming, processing, or preserving seaweed leaves the business vulnerable to technological failures. Compliance with regulations related to seaweed farming and harvesting can be complex and may vary by location. Stricter regulations regarding the environmental impact of seaweed farming can affect operations. Ensuring consistent quality and preventing contamination is crucial for seaweed products. Seaweed can absorb pollutants and toxins from the water, posing risks if not properly monitored. The market prices for seaweed products may vary, affecting revenue and profitability. Furthermore, delays or disruptions in transportation and logistics can affect the timely delivery of products. Consumer acceptance of seaweed products may be influenced by cultural factors, taste preferences, or misconceptions, affecting market penetration.

*The Investor Transaction Fee may not count toward your cost basis for tax purposes.*

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

*There is no guarantee of a return on an Investor's investment.*

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C-AR and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

# OWNERSHIP AND CAPITAL STRUCTURE

## *Ownership*

The following table sets forth information regarding beneficial ownership of the Company's holders of 20% or more of any class of voting securities as of the date hereof.

| SeaRasa Innovations Inc.<br>**Total authorized shares**: **20,000,000** | | | | | |
|---|---|---|---|---|---|
| **Title of Class** | **Stockholder Name** | **Number of Shares** | **Voting Rights** | **Anti-Dilution Rights** | **Fully Diluted Percentage** |
| Common Stock | Sachi Singh | 10,000,000 | Yes | No | 57.26% |
| Preferred Stock | KS Holding Global Ltd. | 4,000,000 | Yes* | No | 22.90% |

*As of the date of this Form C-AR, KS Holding's voting right is limited to certain significant events of the Company such as change of control, merger and acquisition, and dissolution.

## *The Company's Capital Structure*

The following description summarizes the most important terms of the Company's capital stock.

As of the date of this Form C-AR, the Company is authorized to issue 20,000,000 shares (the "**Authorized Shares**").

Of the Authorized Shares, (i) 15,000,000 shares are designated as common stock with a par value of $0.0001 per share, with voting rights (the "**Common Stock**"), and (ii) 5,000,000 shares are designated as preferred stock, with certain voting rights and a 1.0x liquidation preference (the "**Preferred Stock**"). Additionally, the Company has established the 2021 Stock Option Plan (the "**Stock Option Plan**") for which a total of 2,500,000 shares of Common Stock have been reserved and authorized for issuance thereunder.

As of the date of this Form C-AR, the Company has issued a total of 10,804,869 shares of Common Stock and 4,187,500 shares of Preferred Stock. Additionally, the Company has issued 405,520 options to purchase Common Stock pursuant to the 2021 Stock Option Plan; 25,520 options have been exercised, while the remaining 380,000 options are subject to vesting requirements.

### *Outstanding Capital Stock*

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

| Type | Common Stock |
|---|---|
| **Amount Authorized** | 15,000,000 |
| **Amount Outstanding** | 10,804,869 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None |
| **Other material rights** | Dividends: The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors of the Company. |

| Type | Preferred Stock |
|---|---|
| **Amount Authorized** | 5,000,000 |
| **Amount Outstanding** | 4,187,500 |
| **Voting Rights** | The holders of Preferred Stock generally do not have voting rights to the day-to-day operation of the Company, and any such voting rights shall be subject to the Bylaws and Certificate of Incorporation of the Company. Notwithstanding anything to the contrary to the foregoing, the consent of the holders of at least a majority of the outstanding shares of Preferred Stock, voting separately as a class, shall be required for any action that: (a) alters or changes the rights, preferences, or privileges of the Preferred Stock; or (b) authorizes or creates any new class of stock ranking senior to or on parity with the Preferred Stock. In such instance, each share of Preferred Stock shall entitle the holder thereof to one (1) vote per share, and shall vote together with the Common Stock as a single class, except as otherwise provided by law or by the Company's Certificate of Designation. |
| **Anti-Dilution Rights** | None |

| Other material rights | Dividends: Holders of Preferred Stock shall be entitled to receive, when, as, and if declared by the Board of Directors, out of funds legally available therefor, non cumulative dividends at the rate to be determined by the Board at the time of issuance, payable in preference to and with priority over dividends on the Common Stock. As of the date of this Form C-AR, no dividends have been declared. |
|---|---|
| | Liquidation Preference: In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets of the Corporation to the holders of Common Stock, an amount per share equal to $0.8 plus any accrued but unpaid dividends. If the assets of the Corporation are insufficient to pay in full the Liquidation Preference to the holders of the Preferred Stock, then such holders shall share ratably in any distribution of assets. |
| | Conversion Rights: |
| | • Optional Conversion: Each share of Preferred Stock shall be convertible at any time, at the option of the holder by written election to the Corporation, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Purchase Price by the Conversion Price, initially set at $0.8 per share, subject to adjustments. |
| | • Automatic Conversion: Each share of Preferred Stock shall automatically convert into Common Stock upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock. |

*Outstanding Options*

As of the date of this Form C-AR, the Company has the following additional securities outstanding pursuant to the Stock Option Plan:

| Type | Options to Purchase Common Stock |
|---|---|
| **Shares Issuable Upon Exercise** | 380,000 |
| **Voting Rights** | Once exercised, each share has one vote |
| **Anti-Dilution Rights** | None |
| **Other material rights** | Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price. |

## RECENT EXEMPT OFFERINGS OF SECURITIES

The Company has made the following issuances of securities within the last three years:

| Securities Type | Amount Sold | Amount of Securities Issued | Issue Date | Use of Proceeds | Exemption Relied on |
|---|---|---|---|---|---|
| LLC Membership Units | $303,670 | 404,349 | March 8, 2024 | Marketing; Research and development; General Working Capital | Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) |
| SAFE | $3,200,000 | 3,750,000 | March 7, 2024 | Marketing and General Working Capital | Section 4(a)(2) of the Securities Act |
| Options to Purchase Common Stock | N/A | 380,000* | Various dates between May 6, 2021, February 2, 2024, and January 9, 2025 | N/A | Rule 701 |

*Certain options are subject to vesting requirements. These options are offered to former branding agencies, advisors, and former or current employees. See the section titled "*Ownership and Capital Structure*" for more information regarding the securities issued in our previous offerings of securities.

**FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. The Company's financial statements have not been reviewed or audited; a copy of the financial statements is attached hereto as <u>Exhibit A</u>.**

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Form C-AR. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Form C-AR.

*Results of Operations*

Circumstances which led to the performance of financial statements:

<u>Revenue</u>
Revenue for the fiscal year 2023 was $324,097 compared to $278,058 in fiscal year 2024. Revenue decreased this year as we scaled back on marketing spend to focus on marketing efficiency and moving towards profitability. Overall, this strategic pivot led to a dramatic improvement in marketing efficiency. Our LTV to CAC ratio was 4.2:1, which is far above industry average.

<u>Cost of sales</u>
Cost of Sales for fiscal year 2023 was $231,843 compared to $273,611 in fiscal year 2024. Cost of sales increased in 2024 due to new packaging that improved taste, texture and shelf life. To increase marketing efficiency, we invested in product sampling which required a heavier investment in goods production.

<u>Gross Margins</u>
Gross margins for fiscal year 2023 were $92,254 compared to $4,447 in fiscal year 2024. The main driver for this decrease was due to an inventory balance discrepancy where inventory was overstated resulting in a $70k debit to COGS. The issue stemmed from a lack of accounting oversight with the inventory balances which has since been corrected.

<u>Expenses</u>
Expenses for the fiscal year 2023 were $1,054,773 compared to $873,298 in fiscal year 2024. Expenses decreased in 2024 as we became more efficient with our operating costs, retainers, and consulting budgets.

<u>Historical results and cash flows</u>
The Company is currently in the growth stage and has been generating revenue since 2021. We are of the opinion the historical cash flows will be slightly lower than the revenue and cash flows expected for the future because we are scaling our operations to lower our operating costs, increasing marketing spend to increase revenue, and expect a higher gross margin as we continue to scale the business. Past cash was

primarily generated through customer sales directly from our website.  Our goal is to add additional retailers to allow us to scale the business and improve our bottom line.

## Liquidity and Capital Resources

On March 8, 2024 the Company conducted the Offering pursuant to Regulation CF and raised $313,123.38, including all fees.

In addition to the capital raised, as of March 31, 2025, the Company has $39,237 cash on hand as available capital resources.

The Company is currently raising a venture and angel seed round.

### *Debt*

As of the date of this Form C-AR, the Company does not have any debt.

### Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

### *Related Person Transactions*

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

To the best of our knowledge, the Company has not conducted transactions with related persons.

*Conflicts of Interest*

To the best of our knowledge, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

## BAD ACTOR DISCLOSURE

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification.

## ONGOING REPORTING

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.getrootless.com/annualreports

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company, the Co-Issuer, nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

## UPDATES

More information about the Company may be found at: https://www.getrootless.com

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

|  | **SeaRasa Innovations Inc. d/b/a Rootless (Issuer)** |
|---|---|
|  | By: /s/ Sachi Singh |
|  | (Signature) |
|  | Sachi Singh |
|  | (Name) |
|  | Chief Executive Officer |
|  | (Title) |
|  | April 21, 2025 |
|  | (Date) |

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

|  |  |
|---|---|
|  | By: /s/ Sachi Singh |
|  | (Signature) |
|  | Sachi Singh |
|  | (Name) |
|  | Director |
|  | (Title) |
|  | April 21, 2025 |
|  | (Date) |

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Co-Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

|  | **SeaRasa CF SPV, LLC** |
|---|---|
|  | **(Co-Issuer)** |
|  | By: /s/ Sachi Singh |
|  | (Signature) |
|  | Sachi Singh |
|  | (Name) |
|  | Manager |
|  | (Title) |
|  | April 21, 2025 |
|  | (Date) |

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

|  | By: /s/ Sachi Singh |
|---|---|
|  | (Signature) |
|  | Sachi Singh |
|  | (Name) |
|  | Manager |
|  | (Title) |
|  | April 21, 2025 |
|  | (Date) |

I, Sachi Singh, being the Chief Executive Officer of the Company, hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2024 and the related statements of income, and cash flows for the year ended December 31, 2024, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2024, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

|  |  |
|---|---|
|  | By: /s/ Sachi Singh |
|  | (Signature) |
|  | Sachi Singh |
|  | (Name) |
|  | Chief Executive Officer |
|  | (Title) |
|  | April 21, 2025 |
|  | (Date) |